Filer: -NOT DEFINED-   Form Type: 8-K   Period: 06-30-2005   Job Number: -NOT DEFINED-   Rev: Sequence:
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FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4415, office
(502) 262-0224, cellular
mogburn@kyderby.com

CHURCHILL DOWNS INCORPORATED REPORTS SECOND QUARTER EARNINGS

LOUISVILLE, Ky. (Aug. 2, 2005) - Churchill Downs Incorporated ("CDI" or "Company") (Nasdaq: CHDN) today reported results for the second quarter and six months ended June 30, 2005.

Net earnings for the second quarter were $24.2 million or $1.80 per share diluted, compared to $27.7 million or $2.06 per share diluted for the same period in 2004. The change year-over-year reflects higher depreciation costs; an additional $2.5 million in interest expense; a higher tax rate due to increased legislative expenses; and nearly $1 million in development costs associated with the pending sale of the Hollywood Park assets.

On July 6, 2005, CDI announced that it had reached a definitive agreement to sell its Hollywood Park horse racing facility to Bay Meadows Land Company, LLC. Due to this pending transaction, results for Hollywood Park are treated as discontinued operations and detailed as such in the accompanying tables.

Net revenues from continuing operations for the second quarter reached $163.2 million, an increase of 16.4 percent compared with $140.2 million for the same period last year. Net earnings from continuing operations for the quarter were $22.7 million, a decline of less than one percent from $22.9 million for the same period a year ago. Diluted earnings per share from continuing operations totaled $1.69, compared with $1.70 for the second quarter of 2004. Results for the first half of 2005 are outlined in the accompanying tables.

Thomas H. Meeker, CDI's president and chief executive officer, said the Company delivered solid results despite significant expenses during the quarter and weakness across the racing industry. "The strength of the Kentucky Derby, Kentucky Oaks and other marquee events helped offset some of the soft business levels affecting our facilities and racing in general. Factors such as rain, excessive heat and various equine-related illnesses contributed to smaller field sizes that, in turn, led to declines in wagering.

"Going forward, we expect to continue to encounter smaller field sizes and other problems affecting the industry. At this time, we anticipate business levels for the balance of the year to approximate those experienced in the latter half of 2004, after factoring in the impact of the Hollywood Park divestiture."

Meeker added, "Longer term, we are heartened by our progress on strategic initiatives and the potential growth channels they create for the Company. For example, we made steady advances with regard to alternative gaming at Fair Grounds, in both the slots approval process and the rollout of new video poker machines. While the benefits of these efforts are not being fully realized in 2005, we now anticipate that they will materialize in 2006 and 2007."

"Finally, the Hollywood Park transaction represents a major strategic win for us. We were faced with an asset in a troublesome market at a huge competitive disadvantage without alternative gaming. We were able to negotiate a sale that provides a very attractive price and the opportunity to re-enter this market should the gaming landscape change. We are reviewing the best alternatives for the use of this capital, but at a minimum, we have created the opportunity to reduce our current debt by a range of $190 million to $200 million," concluded Meeker.

A conference call regarding this release is scheduled for Wednesday, Aug. 3, 2005, beginning at 9 a.m. EDT. Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com/investor_relations or www.fulldisclosure.com, or by calling (312) 461-9253 at least 10 minutes before the appointed time. The online replay will be available at approximately noon and continue for two weeks. A six-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 9290204 when prompted for the access code. A copy of the Company's news release announcing earnings and relevant financial and statistical information about the period will be accessible

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's seven racetracks in California, Florida, Illinois, Indiana, Kentucky and Louisiana host 121 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships - more than any other North American racing company. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations;

the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida, Louisiana and California racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with our Customer Relationship Management initiatives; a substantial change in law or regulations affecting our pari-mutuel and gaming activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to provide adequate reliance on their internal control processes through SAS 70 reports or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS
for the three and six months ended June 30, 2005 and 2004
(Unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
Net revenues	$ 163,202	$ 140,159	$ 215,019	$ 172,789
Operating expenses	110,352	93,959	167,278	133,153

Gross profit		52,850		46,200		47,741	39,636
Selling, general and administrative expenses		12,461		8,298		25,382	15,858
Operating income		40,389		37,902		22,359	23,778
Other income (expense):							
Interest income		76		75		161	191
Interest expense		(390)		(204)		(685)	(385)
Unrealized gain on derivative instruments		204		-		410	-
Miscellaneous, net		80		502		617	837
		(30)		373		503	643
Earnings from continuing operations before provision for income taxes		40,359		38,275		22,862	24,421
Provision for income taxes		(17,681)		(15,398)		(10,042)	(9,773)
Net earnings from continuing operations		22,678		22,877		12,820	14,648
Discontinued operations, net of income taxes:							
Earnings (loss) from operations		1,508		4,819		(2,531)	1,302
Net earnings	$	24,186	$	27,696	$	10,289	$ 15,950
Net earnings (loss) per common share:							
Basic:							
Net earnings from continuing operations	$	1.70	$	1.72	$	0.96	$ 1.10
Discontinued operations:							
Earnings (loss) from operations		0.11		0.36		(0.19)	0.10
Net earnings	$	1.81	$	2.08	$	0.77	$ 1.20
Diluted:							
Net earnings from continuing operations	$	1.69	$	1.70	$	0.95	$ 1.09
Discontinued operations:							
Earnings (loss) from operations		0.11		0.36		(0.19)	0.09
Net earnings	$	1.80	$	2.06	$	0.76	$ 1.18
Weighted average shares outstanding:							
Basic		12,884		13,287		12,882	13,272
Diluted		13,457		13,473		13,506	13,460

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the three and six months ended June 30, 2005 and 2004
(Unaudited)
(In thousands)

		Three Months Ended June 30,			Six Months Ended June 30,	
		2005	2004		2005	2004
Net revenues by segment:						
Kentucky Operations	$	79,978	$ 72,451	$	84,373	$ 77,184
Arlington Park		25,095	24,774		36,450	40,829
Calder Race Course		25,511	25,152		27,421	26,951
Hoosier Park		11,603	11,236		20,514	20,653
Louisiana Operations		14,820	-		37,722	-
CDSN		25,523	26,132		34,289	27,011
Total racing operations		182,530	159,745		240,859	192,628
Other investments		886	900		1,023	1,083

Corporate		1,284		1,290		1,677	1,568
Eliminations		(21,498)		(21,776)		28,540)	(22,490)
Net revenues from continuing operations	$	163,202	$	140,159	$	215,019	$ 172,789
Segment EBITDA and net earnings:							
Kentucky Operations	$	38,177	$	30,332	$	31,576	$ 24,156
Arlington Park		2,090		2,920		439	3,324
Calder Race Course		3,018		3,354		(2,723)	702
Hoosier Park		410		493		824	1,167
Louisiana Operations		92		-		1,837	-
CDSN		6,184		6,264		8,317	6,131
Total racing operations		49,971		43,363		40,270	35,480
Other investments		372		632		550	647
Corporate		(3,696)		(1,707)		(7,047)	(3,794)
Total EBITDA from continuing operations		46,647		42,288		33,773	32,333
Eliminations		-		(6)		-	(6)
Depreciation and amortization		(5,974)		(3,878)		(10,387)	(7,712)
Interest income (expense), net		(314)		(129)		(524)	(194)
Provision for income taxes		(17,681)		(15,398)		(10,042)	(9,773)
Net earnings from continuing operations		22,678		22,877		12,820	14,648
Discontinued operations, net of income taxes		1,508		4,819		(2,531)	1,302
Net earnings	$	24,186	$	27,696	$	10,289	$ 15,950

5

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	June 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14,568	$ 26,487
Restricted cash	9,107	7,267
Accounts receivable, net	35,544	41,121
Deferred income taxes	3,618	3,940
Other current assets	6,615	3,589
Assets held for sale	167,380	145,034
Total current assets	236,832	227,438
Other assets	17,678	17,105
Plant and equipment, net	348,604	324,738
Goodwill	53,528	53,528
Other intangible assets, net	18,660	19,149
Total assets	$ 675,302	$ 641,958
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37,535	$ 28,872
Purses payable	17,022	8,464
Accrued expenses and other liabilities	42,064	30,985
Dividends payable	-	6,430
Income taxes payable	4,859	96
Deferred revenue	7,148	25,880
Liabilities associated with assets held for sale	29,888	11,852
Total current liabilities	138,516	112,579
Long-term debt	237,462	242,770
Other liabilities	21,876	20,424
Deferred revenue	18,792	19,071
Deferred income taxes	8,677	8,686
Total liabilities	425,323	403,530
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 250 shares authorized; no shares issued	-	-
Common stock, no par value; 50,000 shares authorized; issued 12,930 shares June 30, 2005 and 12,904 shares December 31, 2004	115,624	114,930
Retained earnings	135,902	125,613
Unearned compensation	(1,762)	(1,935)
Accumulated other comprehensive income (loss)	215	(180)
Total shareholders' equity	249,979	238,428
Total liabilities and shareholders' equity	$ 675,302	$ 641,958

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.